                              FOR IMMEDIATE RELEASE

DREW INDUSTRIES INCORPORATED INCREASES ITS SELF-TENDER OFFER TO 1,300,000 SHARES, AND EXTENDS THE TENDER OFFER PERIOD.

White Plains, NY- Wednesday, May 31, 2000 - Drew Industries Incorporated (AMEX(R): DW) announced today that as of May 30, 2000, 1,123,727 Shares of the Company's Common Stock have been tendered pursuant to the Company's Offer to Purchase, dated May 1, 2000. In order to accommodate all stockholders who have tendered Shares, the Board of Directors has approved and authorized the Company to increase the number of Shares of Common Stock the Company is seeking to purchase from 500,000 Shares to up to 1,300,000 Shares, at the same purchase price of $8.00 per Share. In order to effectuate the increase in the number of Shares to be purchased, the Company is required to extend the Expiration Date of the offer to 5:00 p.m., Eastern Standard Time, June 13, 2000.

The Company may, but is not obligated to, purchase more than 1,300,000 shares of Common Stock pursuant to the tender offer. If more than 1,300,000 shares (or such greater number of shares as the Company elects to purchase) of Common Stock are properly tendered, the shares will be purchased on a pro rata basis from each stockholder who properly tendered their shares, except that all shares validly tendered by any stockholder who owns an aggregate of less than 100 shares, and tenders all such shares, will be purchased in their entirety prior to proration.

The Board of Directors believes that its purchase of shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value. The 1,300,000 shares represent 11.7% of the Company's currently outstanding Common Stock.

The Board of Directors has approved the tender offer as increased. However, the Board makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the tender offer.

On April 28, 2000, the last trading day prior to the announcement of the tender Offer, the AMEX(R) closing market price for Drew Industries Incorporated Common Stock was $7.0625 per share. On May 30, 2000, the closing market price was $7.125 per share.

Stockholders may obtain further information by calling ChaseMellon Shareholder Services, L.L.C., the Information Agent for the tender offer, at 800-550-8475 (toll free).

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal, as amended from time to time.

Drew, through its wholly-owned subsidiaries, Kinro Inc., Lippert Components, Inc., Lippert Tire & Axle, Inc. and Coil Clip, Inc., supplies a wide variety of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. The Company operates 38 plants in 18 states.